July 29, 2010

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc. Form S-1

Dear Mr. Schwal:

On behalf of Xtreme Oil & Gas, Inc. (the “Company”), I am filing contemporaneously a registration Statement on Form S-1 relating to resale of certain securities of the Company as well as shares to be issued an entity in the future pursuant to certain “Put” rights. The aggregate number of shares to be registered is 5,500,000 shares. The filing fee in the amount of $588.23 was transmitted to the Securities and Exchange Commission (the “Commission”) on July 9, 2010.

On February 12, 2010 the Company filed a registration statement on Form 10 with the Securities and Exchange Commission that became effective on April 13, 2010. We anticipate filing as expeditiously as possible the Form 10-K for the year ended December 31, 2009 and the quarterly report on Form 10-Q as expeditiously as possible.

In connection with the filing of the Form 10, the staff of the commission issued a comment letter dated March 12, 2010. The comments are reproduced below together with our responses. In addition, I am separately transmitting to you a hard copy of the registration statement, one that is marked with changes from the Form 10 and another that is clean. I am also transmitting to you our corporate reserve report and an independent appraisal relating to the valuation of certain shares of stock issued to acquire certain oil and gas properties, both requested in the above referenced comment letter.

Please direct any comments or questions you may have concerning the Registration Statement to me at (972) 437-9898.

Very truly yours,

Robert A. Forrester

General

1.
The Form 10 registration statement will become automatically effective 60 days from the date that you initially filed it with the Commission.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.  Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form.  You may contact us if you need to discuss this alternative.

Requires no response.

2.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes to each numbered comment form this letter.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

We have sent under separate cover a marked copy of the S-1 registration statement indicating the changes in the sections common to both the S-1 and the Form 10.

3.	We note your references to prior Form 10-SB. Please revise your disclosure to correct the references insofar as you are filing on Form 10.

Requires no response.

4.
With your next filing, provide current and updated disclosure.  For example, provide all the required information regarding the new CFO you referenced in a February 23 press release.  Similarly, ensure that you disclose where Small Cap Strategies has changed its name and that you provide accurate disclosure with regard to your ownership interest in SCS and the other entities you discuss.

We had originally acquired Small Cap Strategies to merge in to a public shell. We changed those plans and subsequently sold our interest in Small Cap Strategies. Pages 19 and 39.

Cautionary Note Regarding Forward-looking Statements, page 2

5.
Eliminate the references to the Private Securities Litigation Reform Act of 1995 and any suggestion that your statements would constitute “forward looking statements” within the meaning of federal securities law.  We refer you to Exchange Act Section 21E in general and Sections 21E(a)(1) and 21E(b)(1)(C) in particular and Securities Act Section 27A in general and Section 27A(a)(1) and 27A(b)(1)(C) in particular.

Requires no response.

Description of Business and Property, page 5

6.
We note your statement that you reincorporated through a merger in Nevada.   Provide sufficient detail here or in the related disclosure at page 39 to explain the legal effect of the “ratification” of actions that initially took place without sufficient stockholder approval, including whether there exist any potential liabilities as a result.

 We have replicated the short disclosure in the prospectus summary and have added a cross reference to the related party transaction section of the prospectus, the cross reference also included in the short disclosure now on page 19. In the related party section, page 38, an explanation is given and the Company’s conclusion that it believes that any liability involved in the transaction is remote.

Market of Oil and Gas Production, page 8

7.	Provide updated disclosure, which identifies and 10% principal customers in 2009 and the percentage of sales each accounted for, or explain why you do not believe this information is material.

We believe that there is a market for all petroleum products produced by us in Texas and Oklahoma and, consequently, the identity the purchaser is not material.

Risk Factors, page 11

8.	Revise this section generally to provide a concise discussion of the risks that potentially impact you and make the following improvements in particular:

•	Eliminate generic risks which apply to all public companies, such as “The requirements of complying with the Securities Exchange Act,” instead tailoring each risk to your business in particular;

We have reviewed each of the risk factors, eliminating some as duplicative and editing others for clarity. Because of the recently passed Financial Regulation law, we have removed the reference to compliance with Sarbanes-Oxley. Pages 6, 7, 8, 11, 12, 13, 14

•	Eliminate text which mitigates the risk you present, such as references to your employment contracts with key employees and your key man insurance policies;

We believe that the referenced language gives perspective on the risk and provides the reader important information to judge the matter being discussed.

•	Eliminate suggestions that there is “no assurance that” something will occur, instead focusing on the potential risks directly; and

In reviewing references to “no assurance that” in risk factors, the language is intended, and we believe successfully, to limit expectations of a given matter rather than to mitigate expectations of failure. Accordingly, the risk factor has not been modified.

•	Ensure that your risk factors are tailored to the filing, eliminating references for example to “purchasers of common stock offered hereby.”

We have eliminated reference and believe that the more general statement is appropriate. Page 14.

9.
Enhance your caption and discussion under “We will require additional capital” at page 13 to make clear that you do not have sufficient funds for the coming 12 months, as you indicate at page 27 in your Liquidity discussion.

We have added a third paragraph to the disclosure to clarify our cash flow needs and status as a result of the Kodiak transaction. Page 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

10.
We note your disclosure regarding revenues received from contract drilling and the sale of interests in your current property, including your discussion in the Liquidity section that you do not anticipate future revenues to be generated in the future from these sources.  Ensure that you discuss in the Overview section or another appropriate place all known trends in necessary detail.

On page 20 we have added a clause to indicate we would be selling interests in our properties through drilling programs. In the Overview section, we have added a brief paragraph summarizing the sources of our revenues with a specific reference to our plans with respect to contract drilling.

Liquidity and Capital, page 27

11.
Please revise to provide a discussion of your investing and financing cash flows for the fiscal years presented, including any non-cash transactions as reported on your statement of cash flows.  Refer to Regulation S-K Item 303(a).

We have indicated that most of our oil and gas acquisition have come from the issuance of stock in the liquidity section.

Stock Based Compensation, page 32

12.	Disclose your policy for valuing share-based payments to non-employees for property and services, and how that value is determined.

The Company has added the following (Page 33) Stock Based Compensation policy to the Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:

“The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards (including stock options and stock awards) made to employees and directors based on estimated fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award and is recognized as an expense in earnings over the requisite service period using a graded vesting method.”

We have also revised our policy in Note 2 to correspond to the above.

Directors and Executive Officers, page 37

13.
Provide additional detail in your sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period.  For example, for Mr. McAndrew, it is unclear whether his experience from March through December 2006 was as a consultant and if so, whether he continues as a consultant today.  If so, disclose the percentage of his professional time that he devotes to your business.  Also, provide months and years for each position held to eliminate any gaps in Mr. DeVito’s sketch.

Complied with. Page 35.

Executive Compensation, page 38

14.	Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Summary Compensation Table, in the format Item 402 requires.

We have removed the header and column beginning with Long term compensation, etc. and added three columns: Stock Awards, Option Awards, Total. Page 36.

15.
We note that you obtained a majority interest in Small Cap Strategies, Inc. on July 24, 2008 and that Small Cap Strategies, Inc. “agreed to assume the liability for unpaid salaries and fees due to the employees and independent contractors providing services to  [Xtreme] and pay these liabilities with 4,000,000 shares of common stock to be registered with an S-8 after the company files to withdraw its election to be regulated as a BDC.”  See Small Cap Strategies, Inc. 10-Q for the quarter ended September 30, 2008 and Form S-8 filed December 12, 2008.  Please revise your executive compensation disclosure to discuss any shares of common stock paid to your named executive officers and directors through Small Cap Strategies, Inc.

The referenced shares were returned for cancellation to Small Cap Strategies in 2009. The Company divested itself of that entity in May 2010, as disclosed in the Summary and Business sections. Pages 19 and 39.

Certain Relationships and Related Transactions, page 39

16.	Revise to explain further the suggestion that holders are contractually obligated to return the shares and to provide updated shareholdings.

The shares have in fact been returned, returns reflected in the shareholdings.

Consolidated Statements of Operations, page 52

17.
We note that you have characterized the gain from asset sales as revenue in your consolidated statements of operations.  However, since you have disclosed on page 6 of your filing that your intention is to acquire properties for the long term and produce oil from your properties, the sales of your properties are not activities that constitute your ongoing major or central operations and therefore, should not be characterized as revenue.  Please revise accordingly.

See response to comment 10.

18.
Please tell us how you calculated the gain on the sale of your oil properties and working interest in oil properties.  For each property or working interest sold in fiscal years 2007, 2008 and 2009, tell us the gross proceeds you received, the unamortized cost of the property apportioned to the interest sold, and the net gain from the sale of the property or working interests.

The income from asset sales and other, net for 2007 was for services. The following is a table of the proceeds for 2008:

Properties:	12/31/2007	Additions	Impaired	12/31/2008	Net gain
West Thrifty	$1,434,400	$3,812,500	$-	$5,246,900	$-
Quita	-	-	-	-	230,000
Quita/Shore 2C	-	-	-	-	120,000
Commanche	-	1,010,000	1,010,000	-	-
Fannin	-	252,500	252,500	-	-
Horse Thief	-	353,500	353,500	-	-
Cookie	-	181,500	-	181,500	400,000
Winston	-	25,000	-	25,000	-
Lionheart	-	7,000	-	7,000	-
Flint Creek / Oil Creek	-	235,381	-	235,381	1,589,618
Other services	-	-	-	-	220,203
	$1,434,400	$5,877,381	$1,616,000	$5,695,781	$2,559,821

The West Thrifty and Quita fields were acquired together and are contiguous properties. The reserve report is for the West Thrifty property only, thus we did not allocate any amounts to the Quita fields. The sales of Quita assets had no basis and the gross proceeds were recognized as income from asset sales.

The sale of the Cookie Merrick well and the issuance of 400,000 shares of common stock were not recorded on a relative fair value basis; however, the difference was not considered material. The transaction was recorded and should have been recorded as follows:

			On a relative fair
	As recorded		value basis
	DR.	CR.	DR.	CR.
Cash	400,000		400,000
Common stock		400		400
APIC		99,600		132,200
Income from asset sales and other, net		400,000		267,400
Stock-based compensation	100,000

The Company allocated its initial purchase price to the leased mineral rights, thus the basis in the well was $0. During 2009, the Cookie leased mineral rights and well was transferred back to its original owners and the property was written off in 2009. In connection with the transfer of the property, the Cookie investors exchanged their interests in the Cookie Merrick well for interests in the Lionheart project in 2009.

The Company allocated its initial purchase price to the leased mineral rights and had no basis in the Oil Creek well and sold a 90% working interest in the well.

Consolidated Statements of Operations, page 52 - continued

			Disposed/
Properties:	12/31/2008	Additions	Impaired	12/31/2009	Net gain (loss)
West Thrifty	$5,246,900	$477,915	$503,440	$5,221,375	$(303,440)
Quita	-	-	-	-	-
Quita/Shore 2C	-	-	-	-	-
Cookie	181,500	118,000	299,500	-	-
Winston	25,000	88,500	113,500	-	-
Lionheart	7,000	1,975,859	784,533	1,198,326	1,820,640
Flint Creek/Oil Creek	235,381	16,056	55,000	196,437	336,863
Other services	-	-	-	-	-
	$5,695,781	$2,676,330	$1,755,973	$6,616,138	$1,854,063

In 2009, we sold 49% WI representing a 36.75% NRI to multiple investors in the Lionheart for $2,350,000.

In March 2009, the Company sold a 10% WI, representing a 6.75% NRI in the West Thrifty Unit Fry Sands to an investor for $200,000.

We drilled and completed a well and sold 90% of our NRI to third party investors in the Oil Creek and retained a 10% WI and a 12.5% carried interest. The Company also maintains an Area of Mutual Interest (AMI) to receive these same terms on any other projects.

19.	Revise to provide a separate caption for the revenue and related costs of your contract drilling operations, as applicable.

See response to comment 10.

Notes to Consolidated Financial Statements

Note 6 – Acquisitions, page 63

20.	Describe the nature of the related party relationship involved in your purchase of I.R.A. Oil and Gas, LLC. Refer to SFAS 57, paragraph 2.

The transaction was with Mr. Kennedy but occurred in 2007 and no longer in the footnote.

Note 11 – Non-Cash Items, page 66

21.
We note your disclosure here and on page 61which states that you valued the properties acquired for stock consideration based on independent appraisals.  Please clarify how you determined that the fair value of your interest in the properties received (asset received) is more clearly evident than the fair value of your common stock (asset surrendered).  We refer you to ASC Topic 505-50-30-6.  Please provide us the independent appraisal report which supports the $3.6 million value that you ascribed to the 55.45% working interest in the West Thrifty Unit that you acquired on January 18, 2008.

As set forth in the transmittal letter, the independent appraisal is being sent separately. We believe the valuation of the common stock included the underlying value of the property specifically the reserves, thus the value of the asset received was used in recording the transaction at fair value.

Notes to Consolidated Financial Statements

Note 3 – Properties, page 74

22.
Your disclosure states that you capitalized certain drilling and development cost incurred on the Lionheart project in the nine-months ended September 30, 2009.  Please tell us the specific nature of the drilling and development work that you performed on this project in 2009.  Explain whether the “net purchases” of approximately $1 million for the Lionheart project reflect the costs capitalized from drilling and development or whether you purchased additional property in connection with this project.  In addition, please explain whether you paid for the drilling and development costs that you capitalized with cash or stock.

Complied with.

Note 4 – Stockholders’ Equity, page 74

23.
We note you have issued shares as a bonus for making an investment.  Based on disclosures in your statement of cash flows and on page 43 of your filing, it appears the value of these shares was charged to expense as consulting services.  Generally, cash received in exchange for the issuance of shares is a capital transaction with no gain or loss recognized.  Please tell us how you determined that your accounting treatment for the bonus shares issued is appropriate.

We account for the sale of working interest and the issuance of common stock on a relative fair value basis. We have revised the disclosures regarding the sale of working interest and the issuance of common stock. We have included amounts related to equity as common stock issued for cash in the Statement of Stockholders’ Equity.

Note 5 – Subsequent Events, page 75

24.	Tell us the facts and circumstances regarding the South Kensington settlement agreement that allowed you to conclude an accrual for a loss was not required as of September 30, 2009.

The South Kensington settlement is now reflected in the 2009 audit.

Engineering Comments

Description of Business and Property, page 5

West Thrifty Unit/Quita Field, page 6

25.
Please expand your property description to disclose the:  the proved reserves and proved developed reserves you have attributed to each field; discovery date of each field; the degree of depletion for each field, i.e. cumulative production divided by the sum of cumulative production and proved reserves.

We have revised the reserve information to conform as requested and are submitting the internal report as described in the transmittal letter and as requested pursuant to comment 26. Pages 22-24.

26.
Please amend your document to disclose the person(s) responsible for the estimation of your proved reserves and furnish to us the petroleum engineering report(s) that are the basis for your proved reserves disclosure.  Please direct these engineering items to:

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
Attn:  Ronald M. Winfrey

See response to comment 25.

Engineering Comments - continued

27.
We note your statement, “We performed some development work in the Quita field in 2008, had some success, but believe that that development plan did not maximize the prospect’s potential.”  Please expand this to explain the nature of the 2008 development work you performed in the Quita field as well as the reasons that you consider such work did not maximize the prospect’s potential.

We have elaborated as requested. Page 21.

28.
We note your statement, “We plan to conduct water flooding at a significant capital investment in these new operations,…”, the “going concern” issue presented in Note 3 to your financial statements and the estimated $5 million in future development costs disclosed in your standardized measure on page 69.  Please expand your disclosure to explain the methods you will employ to obtain the financing for development of your claimed proved undeveloped reserves.  Be advised that, without reasonable certainty of development including the necessary financing, such undeveloped volumes do not meet the criteria for proved reserves.

None of our reserves are classified as developed but are designated proved reserves. Throughout the document we have highlighted the need for additional capital resources in the risk factors, including a risk factor relating to the Company having a going concern opinion, and the need for additional capital resources in the liquidity section.

Oil Creek, page 7

29.	Please expand your property description to disclose the location of the Oil Creek and Lionheart properties.

Complied with. Page 21.

Lionheart, page 7

30.
We note your statement, “In the summer of 2009, we began drilling on the prospect and in January 2010 began modes(sic) production on the prospect with plans to increase this production in late February 2010.”  Please amend your document to explain the details of the procedures you will employ to increase Lionheart production.

Complied with. Page 22.

Oil and Natural Gas Properties, page 7

31.	Please expand the disclosure required by SEC Industry Guide 2 to add your activities for 2009.

See response to comment 25.

32.
We note that the 2008 total oil revenue here is $526.6 thousand while the figure for the same period on page 52 of your financial statements is $415 thousand.  Please amend your document to reconcile this inconsistency.

The discrepancy has been corrected. Page 23.

Table 4 – Drilling activity

33.
We note that the lack of drilling activity presented in this table is inconsistent with your statement “We drilled and completed this [Oil Creek] well under contract with a third party.”  Please resolve this by amending your document if it is appropriate.

Complied with. Page 27.

Risk Factors, page 11

Our actual production, revenues and expenditures related to our oil and gas prospects are likely to differ from our estimates of hydrocarbons.  We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports.  These differences may be material., page 16

34.
Please expand your statement “Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves.” to include the portion of your disclosed proved reserves that is undeveloped.

We have added a sentence to the end of the risk factor to state, “All of our reserves are undeveloped.” Page 10.

Notes to Consolidated Financial Statements, page 55

Results of Operations from Oil and Gas Producing Activities, page 68

35.
It appears that the line items in this table are not exclusively related to the net production of oil and gas from your properties as specified in FAS 69, paragraphs 24-29.  Please amend your document to comply with FAS 69.

The table has been amended in the course of the 2009 audit.

Standardized Measure of Discounted Future Net Cash Flows, page 69

36.
Paragraph 11 of FAS 69 requires “appropriate explanation of significant changes” to disclosed proved reserves over the financial year.  Please amend your document to explain the details for the changes presented by the line items “Revision of previous estimates” and “Purchase of reserves in place”.

The table has been amended in the course of the 2009 audit. Revisions include the addition of reserves for the Quita Ellenberger wells and the addition of the Lionheart project.